Isramco, Inc.
2425 West Loop South, Suite 810
Houston, Texas  77027

Tel.:  713-621-5946
Fax:  713-621-3988

 October 31, 2014

BY EDGAR
BY U. S. FIRST CLASS MAIL

Mr. Ethan Horowitz
Branch Chief
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C.  20549

Re:	Isramco, Inc.
Comment Letter Dated September 17, 2014
File No. 0-12500

Dear Messrs. Horowitz and Schwall:

Set forth below are the responses of Isramco, Inc. (the “Company”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 17, 2014 (the “Comments”), with respect to the Company’s Annual Report on Form 10-K (File No. 0-12500) filed by with the Commission on March 17, 2014 (the “Prior Form 10-K”), and the Company’s Quarterly Report on Form 10-Q (File No. 0-12500) filed by with the Commission on May 9, 2014 (the “Prior Form 10-Q”).  The Staff’s Comments are set forth below and are followed by the Company’s responses. The Company respectfully requests that the Staff permit the Company to incorporate its responses to the Staff’s comments below into its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Future Form 10-K”), the Quarterly Report on Form 10-Q for the period ended September 30, 2014 (the “Future Form 10-Q”), and proxy statement on Schedule 14A relating to its 2014 annual stockholders meeting (the “Future Proxy Statement”), in lieu of filing amendments to its Prior Form 10-K and Prior Form 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2013

Cover page

1.           Please revise your cover page to state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. Refer to instructions for Form 10-K which may be found at http://www.sec.gov/about/forms/form10-k.pdf.

The Company acknowledges the Staff’s comment and confirms that it will include this disclosure in the Company’s Future Form 10-K in response to the Staff’s comment.  In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below. As of March 17, 2014, there were 2,717,691 shares of the Registrant's common stock par value $0.01 per share (“Common Stock”) outstanding. The aggregate Common Stock held by non-affiliates of the Registrant at March 13, 2014, based on the last sale price of such equity reported on Nasdaq Market, market value was approximately $124 million.

Business, page 4

Exploration, Development and Production Segment, page 4

2.           We note the statement, "Approximately 86.1% of our proved reserves were classified as proved developed..." as well as the proved undeveloped reserves presented in Exhibit 99.2, one of two third party engineering reports filed with your Form 10-K. These disclosures appear to be inconsistent with Note 15, "Supplemental Oil and Gas Information" where no proved undeveloped reserves are disclosed as of December 31, 2013. Please revise to eliminate this apparent inconsistency.

The Company acknowledges the Staff’s comment and confirms that it will revise the table in Note 15, "Supplemental Oil and Gas Information" in the Company’s Future Form 10-K. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below.

The Company’s supplemental disclosures are grouped by geographic area, which include the United States and Israel.

The following table illustrates the Company's estimated net proved reserves, including changes, and proved developed reserves for the periods indicated, as estimated by our independent reserve engineering firms, Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc.

	Oil Bbls			Gas Mcf

	United States	Israel	Total	United States	Israel	Total
December 31, 2010	3,317,923	-	3,317,923	23,700,905	-	23,700,905

Revisions of previous estimates	180,104	-	180,104	3,573,698	-	3,573,698
Extensions, discoveries, and other additions	15,033	-	15,033	21,847	154,100,000	154,121,847
Acquisition of minerals in place	-	-	-	-	-	-
Sales of minerals in place	-		-	-		-
Production	(278,601)	-	(278,601)	(2,241,384)	-	(2,241,384)
December 31, 2011	3,234,459	-	3,234,459	25,055,066	154,100,000	179,155,066

Revisions of previous estimates	270,970	-	270,970	(1,950,030)	11,768,963	9,818,933
Extensions, discoveries, and other additions	25,040	-	25,040	22,883	-	22,883
Acquisition of minerals in place	-	-	-	-	-	-
Sales of minerals in place	-	-	-	-	-	-
Production	(297,506)	-	(297,506)	(2,159,311)	-	(2,159,311)
December 31, 2012	3,232,963	-	3,232,963	20,968,608	165,868,963	186,837,571

Revisions of previous estimates	(139,100)	-	(139,100)	464,987	36,128,550	36,593,537
Extensions, discoveries, and other additions	37,457	-	37,457	55,191	-	55,191
Acquisition of minerals in place	-	-	-	-	-	-
Sales of minerals in place	-	-	-	-	-	-
Production	(257,785)	-	(257,785)	(1,798,661)	(2,736,000)	(4,534,661)
December 31, 2013	2,873,535	-	2,873,535	19,690,125	199,261,513	218,951,638

Proved Developed Reserves

December 31, 2013	2,873,535	-	2,873,535	19,690,125	165,061,513	184,751,638
December 31, 2012	3,232,963	-	3,232,963	20,968,608	-	20,968,608
December 31, 2011	3,234,459	-	3,234,459	25,055,066	-	25,055,066
December 31, 2010	3,317,923	-	3,317,923	23,700,905	-	23,700,905

Proved Undeveloped Reserves

December 31, 2013	-	-	-	-	34,200,000	34,200,000
December 31, 2012	-	-	-	-	165,868,963	165,868,963
December 31, 2011	-	-	-	-	154,100,000	154,100,000
December 31, 2010	-	-	-	-	-	-
December 31, 2009	-	-	-	-	-	-

	NGL Bbls			Total MBOE

	United States	Israel	Total	United States	Israel	Total
December 31, 2010	1,763,150	-	1,763,150	9,031,224	-	9,031,224

Revisions of previous estimates	265,863	-	265,863	1,041,583	-	1,041,583
Extensions, discoveries, and other additions	3,897	-	3,897	22,571	25,683,333	25,705,904
Acquisition of minerals in place	-	-	-	-	-	-
Sales of minerals in place	-	-	-	-	-	-
Production	(136,446)	-	(136,446)	(788,611)	-	(788,611)
December 31, 2011	1,896,464	-	1,896,464	9,306,767	25,683,333	34,990,100

Revisions of previous estimates	(93,043)	218,572	125,529	(147,078)	2,180,066	2,032,988
Extensions, discoveries, and other additions	4,763	-	4,763	33,617	-	33,617
Acquisition of minerals in place	-	-	-	-	-	-
Sales of minerals in place	-	-	-	-	-	-
Production	(133,588)	-	(133,588)	(790,979)	-	(790,979)
December 31, 2012	1,674,596	218,572	1,893,168	8,402,327	27,863,399	36,265,726

Revisions of previous estimates	(98,276)	44,265	(54,020)	(159,878)	6,065,681	5,905,803
Extensions, discoveries, and other additions	-	-	-	46,656	-	46,656
Acquisition of minerals in place	-	-	-	-	-	-
Sales of minerals in place	-	-	-	-	-	-
Production	(113,922)	(3,788)	(117,710)	(671,484)	(459,788)	(1,131,272)
December 31, 2013	1,462,398	259,040	1,721,438	7,617,621	33,469,292	41,086,913

Proved Developed Reserves

December 31, 2013	1,462,398	259,040	1,721,438	7,617,621	27,769,292	35,386,913
December 31, 2012	1,674,596	-	1,674,596	8,402,327	-	8,402,327
December 31, 2011	1,896,464	-	1,896,464	9,306,767	-	9,306,767
December 31, 2010	1,763,150	-	1,763,150	9,031,224	-	9,031,224

Proved Undeveloped Reserves

December 31, 2013	-	-	-	-	5,700,000	5,700,000
December 31, 2012	-	218,572	218,572	-	27,863,399	27,863,399
December 31, 2011	-	-	-	-	25,683,333	25,683,333
December 31, 2010	-	-	-	-	-	-
December 31, 2009	-	-	-	-	-	-

3.           Please expand the discussion here regarding your U.S. properties to include the information necessary to comply with Items 1202(a)(6), 1202a(7), 1203, 1205, 1206 and 1208 of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will expand the discussion regarding the Company’s U.S. properties in the Company’s Future Form 10-K.

With respect to Item 1202 (a)(6), the Company has previously filed reserve reports with the Commission disclosing reserve estimates.  Moreover, with regard to its U.S. properties, the Company had no material additions to its reserve estimates in fiscal 2013.  The Company realized addition in oil and gas of 37,457 and 55,191, respectively.  Therefore, the Company believes that disclosure under Item 1202(a)(6) is not required with respect to fiscal 2013.   The Company will disclose in its Future Form 10-K and any future filings any material additions to its reserve estimates as required by Item 1202(a) of Regulation S-K.

With respect to Item 1202(a)(7), the Company has included proposed revised disclosure reflecting the Staff’s comment below.

Controls Over Reserve Estimates

The Company’s policies and practices regarding internal controls over the recording of reserves are structured to objectively and accurately estimate our oil and gas reserves quantities and present values in compliance with the SEC’s regulations and GAAP.  The Company relies on third party professionals to integrate geological, geophysical, engineering and economic data to produce the Company’s reserve reports, which are utilized for its filings with the Commission. Our internal controls over reserves estimates include the following:

·  A reserve report covering 100% of our proved reserves in the United States is prepared by Cawley, Gillespie and Associates, Inc., a third-party petroleum consulting firm, on an annual basis;

·  A reserve report covering 100% of our interests in Israel is prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), a third-party petroleum consulting firm, on an annual basis; and

·  Senior Management of the Company reviews and examines the reserve reports generated by third parties and conducts an internal evaluation of the assumptions underlying material changes to reserves on an annual basis.

The reserves estimates shown for our U.S. properties have been independently evaluated by Cawley, Gillespie and Associates, Inc.  The technical person at Cawley, Gillespie and Associates primarily responsible for preparing the estimates set forth in the reserves report incorporated herein is Mr. Robert D. Ravnaas.  Mr. Ravnaas is a Petroleum Engineer and the President of Cawley, Gillespie and Associates, Inc.  He attended the University of Colorado at Boulder from 1975-1979 and graduated with a Bachelor of Science degree in Chemical Engineering.  Mr. Ravnaas also attended the University of Texas at Austin from 1979-1981 and graduated with a Master of Science degree in Petroleum Engineering.  He is a registered Professional Engineer with the Texas Board of Professional Engineers (No. 61304) and a member of the Texas Society of Professional Engineers.  Mr. Ravnaas has in excess of 30 years’ experience in oil and gas reservoir studies and evaluations.

The reserves estimates shown for our interest in offshore Israel have been independently evaluated by Netherland, Sewell and Associates, Inc.  (“NSAI”), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies.  NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699.  Within NSAI, the technical persons primarily responsible for evaluating the estimates set forth in the NSAI report letter incorporated herein are Mr. Richard B. Talley, Jr. and Mr. David E. Nice.  Mr. Talley has been practicing consulting petroleum engineering at NSAI since 2004. Mr. Talley is a Licensed Professional Engineer in the State of Texas (No. 102425) and has over 16 years of practical experience in petroleum engineering, with over 10 years of experience in the estimation and evaluation of reserves. He graduated from University of Oklahoma in 1998 with a Bachelor of Science Degree in Mechanical Engineering and from Tulane University in 2001 with a Master of Business Administration Degree. Mr. Nice has been practicing consulting petroleum geology at NSAI since 1998. Mr. Nice is a Licensed Professional Geoscientist in the State of Texas, Geology (No. 346) and has over 29 years of practical experience in petroleum geosciences, with over 16 years of experience in the estimation and evaluation of reserves. He graduated from University of Wyoming in 1982 with a Bachelor of Science Degree in Geology and in 1985 with a Master of Science Degree in Geology. The Company believes that both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and that both technical principals are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

With respect to Item 1203, the Company advises the Staff on a supplemental basis that the Company does not currently have a long-term development plan in place for all of our assets and, therefore, most major expenditures are made on a case-by-case basis.  By rule, reserves cannot be classified as proved undeveloped reserves (“PUD”) in the reserve report if a development plan has not been adopted.  The Company has disclosed in the notes to its financial statements the definition of PUD, but since the Company has not adopted a development plan, the Company cannot add PUDs to the reserve report covering our U.S. based assets.

With respect to Items 1205 and 1206, the Company advises the Staff on a supplemental basis that, in operations under its control, the Company has only drilled one (1) well in the United States in the last three (3) fiscal years, which well was drilled in 2014.  Since most new wells relate to properties operated by third party entities, the Company does not have, nor is it entitled to, information pertaining third party operators’ plans to invest resources in future development. The Company is notified when one of its partners decides to engage in a plan of development and, under the terms of the operating agreement governing the partnership with the Company, the Company typically has an election to participate in such plans.  The Company cannot anticipate third party operators’ development plans, which depend on a variety of factors (e.g. budgets, commodity prices, oil and gas lease provisions, etc.).  Therefore, the Company’s access to information is limited, especially with regard to present activities.  Moreover, due to the nature of some third party operations, the Company cannot ascertain the total number of wells drilled within a particular project area and whether each well within such project area is productive. In some instances, third parties operate properties (e.g. field wide units, leases covering a large amount of acreage) where production, revenue and expenses for the property are aggregated and reported as a single property.  Accordingly, well information with regard to such properties is not always available to Isramco.  Nevertheless, in future filings with the Commission the Company will provide all disclosure required pursuant to Items 1205 and 1206 of Regulation S-K to the extent possible.

With respect to Item 1208, the Company advises the Staff on a supplemental basis that the Company owns interests properties operated by third party entities.  Therefore, the Company does not have, nor is it entitled to, information pertaining to certain matters such as (i) whether shut-in or temporarily abandoned wells operated by these third parties are mechanically capable of production, or (ii) whether third party operators have obtained leases in which the Company would be contractually entitled to participate (being undeveloped acreage), and, in some instances, (iii) the gross and net acreage maintained in the leases included in the contract area under the operative joint operating agreements. Accordingly, due to the nature of some third party operations (e.g., field wide units), to the Company cannot ascertain the total number of wells drilled within a particular project area and whether each well within such project area is productive.   In some instances, third parties operate properties (e.g. field wide units, leases covering a large amount of acreage) where production, revenue and expenses for the property are aggregated and reported as a single property.  Accordingly, well information with regard to such properties is not always available to Isramco.    Nevertheless, in future filings with the Commission the Company will provide all disclosure required pursuant to Item 1208 of Regulation S-K to the extent possible.

Markets and Major Customers, page 7

4.              Please expand your disclosure to include a discussion of the dependence of your segments on a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment. This disclosure should include the name of any customer from which sales by one or more of your segments are 10% or more of your consolidated revenues. Refer to Item 101(c)(1)(vii) of Regulation S-K. We note that your disclosure on page F-10 indicates that one individual customer accounted for 10% of the well service subsidiary’s consolidated revenues. You note on page 7 that you do not believe the loss of any one of your purchasers would affect your ability to sell the oil and natural gas that you produce, but you do not appear to discuss your well service customers here.

The Company acknowledges the Staff’s comment and confirms that it will expand the discussion regarding (i) Production Services dependence on a single customer and (ii) major customers and their significance to the Production Services Segment, in the Company’s Future Form 10-K and 2014 Third Quarter Form 2014, as appropriate. The Company further advises the Staff on a supplemental basis that the Company believes that loss of one or more customers of its Production Services Segment would not have a significant effect on such Segment because the Company believes that it can employ its rigs with other existing customers or new customers to the extent it has in the past in such circumstances.

Executive Compensation, page 9

5. Please provide the compensation discussion and analysis required by Item 402(b) of Regulation S-K. Further, please identify and quantify in a footnote to your Summary Compensation Table any item reported during the last fiscal year as “All Other Compensation,” or tell us why you believe you are not required to provide such information. Refer to Instructions to Item 402(c)(2)(ix) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will include the compensation discussion and analysis required by Item 402(b) of Regulation S-K into the Company’s Future Form 10-K and its Future Proxy Statement. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below.

The Company acknowledges the Staff’s comment and confirms that it will include the compensation discussion and analysis required by Item 402(b) of Regulation S-K into the Company’s Future Form 10-K and its Future Proxy Statement. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below.

Please see the Company’s revised executive compensation table:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (1)	Total ($)
Haim Tsuff	2013	$360,000	$-	$-	$-	$-	$-	$-	$360,000
Chairman, Chief Executive Officer, President	2012	360,000	-	-	-	-	-	-	360,000
	2011	360,000	-	-	-	-	-	-	360,000

Edy Francis (2)	2013	85,658	125,000	-	-	-	-	44,983	255,641
Senior Vice President, Chief Financial Officer	2012	84,600	100,000	-	-	-	-	44,983	229,583
	2011	84,600	75,000	-	-	-	-	47,698	207,298

Zeev Koltovskoy (3)	2013	63,750	30,000	-	-	-	-	29,642	123,392
Chief Accounting Officer	2012	24,375	10,000	-	-	-	-	12,351	46,726

Anthony James (4)	2013	82,727	20,000	-	-	-	-	1,553	104,280
Legal Counsel & Secretary

Curt Warnock (5)	2013	83,958	-	-	-	-	-	5,787	89,745
Legal Counsel & Secretary	2012	155,000	-	-	-	-	-	10,280	165,280
	2011	26,154	750	-	-	-	-	-	26,904

(1)          “All Other Compensation” is mainly composed of contributions to the Company’s 401(K) plan and contributions to employee benefit plans, such as medical, dental, vision, short term disability, long term disability, voluntary  life, and dependent life.  In addition, certain specific allowances (e.g., cellular phones, plane tickets) specifically identified in an Executive’s employment agreement with the Company are also included in this category.
(2)           In the category of “All Other Compensation,” Mr. Francis received the following in 2013 and 2012:  $15,545 in medical insurance benefits; $20,165 as housing allowance; $3,736 as car allowance; $4,106 in employer contributions to the Company’s 401(K) plan; $1,200 as cellular phone service allowance; and de Company contributions toward dental, vision and life insurance benefits.  In 2011, Mr. Francis received the following: $22, minimis 597 in medical insurance benefits; $20,165 as housing allowance; $3,736 as car allowance; and $1,200 as cellular phone service allowance.
(3)          Mr. Koltovskoy joined the Company in 2012 and was named Chief Accounting Officer in December 2012. In the category of “All Other Compensation,” Mr. Koltovskoy received the following in 2013:  $6,407 in medical insurance benefits; $14,052 as housing allowance; $4,800 as car allowance; $3,052 in employer contributions to the Company’s 401(K) plan; $1,200 as cellular phone service allowance; and de minimis Company contributions toward dental, vision and life insurance benefits.  In 2012, Mr. Koltovskoy received the following: $2,269 in medical insurance benefits; $5,855 as housing allowance; $2,000 as car allowance; $1,217 in employer contributions to the Company’s 401(K) plan; $500 as cellular phone service allowance; and de minimis Company contributions toward dental, vision and life insurance benefits.
(4)          Mr. James joined the Company in May 2013 and was named Secretary in August of 2013.
(5)          Mr. Warnock joined the Company in November 2011 and resigned in June of 2013.  In the category of “All Other Compensation,” all of the benefits reflected for Mr. Warnock are for medical insurance benefits.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis is intended to provide you with a detailed description of the Company’s executive compensation philosophy and objectives, the compensation decisions that the Company’s Compensation Committee has made pursuant to those objectives and the factors considered in making those decisions. The Company’s compensation program for senior executives is governed by the Compensation Committee, which determines the compensation of all of the Company’s executive officers.  We note that the Compensation Committee does not tie compensation to any performance metric targets of the Company and, accordingly, sets compensation through a discretionary approach based on factors discussed herein below. This discussion and analysis focuses on the Company’s named executive officers – the Company’s (i) Chairman, Chief Executive Officer and President, (ii) Senior Vice President and Chief Financial Officer, (iii) Chief Accounting Officer, (iv) Legal Counsel and Secretary and (v) former Legal Counsel and Secretary (who was the Company’s Legal Counsel and Secretary from November 2011 to June 2013).

Compensation Philosophy and Objectives

The primary objectives of our market based compensation program for Haim Tsuff, Chairman of the Board, Chief Executive Officer and President; Edy Francis, Chief Financial Officer; Zeev Koltovskoy, Chief Accounting Officer; Anthony James, Legal Counsel and Secretary; Jim Hutchinson, the Company’s former Vice President and General Counsel; and Curt L. Warnock, the Company’s former Legal Counsel and Corporate Secretary (collectively the  “Named Executive Officers”) were and are to attract and retain qualified and experienced executive talent, provide appropriate incentives for the  Named Executive Officers to apply their efforts in such a way that supports our financial performance objectives and business strategy, and to align their incentives with enhancement of shareholder value. In particular, our compensation program for Named Executive Officers is designed to reward superior job performance and individual initiative to help increase the Company's oil and gas reserves, production rates, earnings per share and to manage operating costs.  The Company believes that its compensation philosophy and objectives align with the latest shareholder advisory vote on compensation by incorporating the sentiment of the shareholder advisory vote into decision making regarding the objectives and goals of the Company’s compensation program. This consideration of the shareholder sentiment was utilized in determining discretionary cash bonuses and setting salaries for Named Executive Officers.

The Compensation Committee is developing metrics by which executive cash incentives and stock-related incentives will be awarded through the Company's incentive plans. In that effort, the Compensation Committee seeks to compensate the Company's Named Executive Officers so that their aggregate cash and equity compensation is adequate to attract skilled and competent executives. However, to date, the Company has not issued any stock-related incentives to its Named Executive Officers and instead relies solely upon cash compensation with respect to its Named Executive Officers.

Role of the Compensation Committee, its Consultants and Management

Our Board has entrusted the Compensation Committee to carry out the Board's overall responsibility relating to the compensation of our Named Executive Officers. Our Chief Executive Officer also plays an important role in the executive compensation process, in overseeing the performance and dynamics of the executive team and generally keeping the Compensation Committee informed of business objectives and performance. All final approvals regarding the Named Executive Officers' compensation remain with the Compensation Committee. Finally, the Company or the Compensation Committee may retain an independent consulting firm and/or legal counsel experienced in executive and overall compensation practices and policies to assist the Compensation Committee in calibrating the form and amount of executive compensation.

The Compensation Committee, together with the assistance and recommendation of our Chief Executive Officer, and other advisors deemed appropriate by the Compensation Committee, typically reviews and discusses each particular executive compensation component presented and approves the compensation of the other Named Executive Officers. In the case of our Chief Executive Officer, the Compensation Committee, together with the full Board and the Lead Independent Director (Max Pridgeon), reviews and discusses each compensation component (together with compensation consultants and any counsel, other advisors or members of management deemed appropriate by the Compensation Committee). Following this review, the Compensation Committee sets the salary and other compensation of our Chief Executive Officer.

Market Analysis

When making compensation decisions, the Compensation Committee considers comparative compensation information of select peer and industry companies as a reference in its review and approval of compensation for the Named Executive Officers. This review is done with respect to both the structure of our executive compensation program as well as the targeted amount of compensation.  The company has selected the following companies as peers for such review:

Approach Resources Inc.
Abraxas Petroleum Corp.
Linc Energy Ltd.
Comstock Resources, Inc.
ZaZa Energy Corporation
Adams Resources & Energy Inc.
FX Energy Inc.
Callon Petroleum Company
Prime Energy Corp.
Warren Resources Inc.

Because the comparative compensation information is just one of the several analytic tools that are used in setting executive compensation, the Compensation Committee has discretion in determining the nature and extent of its use of any or all of the comparative companies. When exercising its discretion, the Compensation Committee may consider factors such as the nature of the officer's duties and responsibilities as compared to the corresponding position in the peer companies, the experience and value the officer brings to the role, the officer's performance results, demonstrated success in meeting key financial and other business objectives and the amount of the officer's pay relative to the pay of his or her peers within our company.

Elements of Executive Compensation

Named Executive Officers' compensation currently has two primary components—base salary and annual cash incentive compensation. Base salary is primarily designed to reward current and past performance and may be adjusted from time to time to realign salaries with market levels. Annual cash incentive awards are granted to incentivize our Named Executive Officers to assist the Company in achieving its performance goals as well as to achieve their individual performance goals. In addition, our Named Executive Officers participate in the benefit plans and programs that are generally available to all employees of the Company and receive perquisites and other personal benefits, all of which are intended to be part of a competitive overall compensation program.

Base Salary. Initial base salaries for our Named Executive Officers are established based on their role within the Company and the scope of their responsibilities, taking into account market compensation paid by the peer companies described above. Their base salaries are reviewed annually and increased from time to time to realign salaries with those market levels after taking into account individual responsibilities, performance, experience and/or cost of living.

Annual Cash Incentive Compensation Plan. For 2013, our executive annual incentive cash awards (the “Cash Incentive Awards”) were designed to align executive officer pay with overall company financial performance, as well as performance against important short-term initiatives. There are no target amounts and amounts paid are at the discretion of the Chief Executive Officer.

Other Compensation and Benefits.  All of our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, short term disability, long term disability, voluntary  life, and dependent life. These benefits are provided so as to assure that we are able to maintain a competitive position in terms of attracting and retaining executive officers and other employees.

Perquisites and Other Personal Benefits.  We provide our Named Executive Officers with perquisites and other personal benefits that the Company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain employees for key executive positions.

Setting Executive Compensation in 2013

Base Salary. The base salary of each Named Executive Officer is reviewed annually by the Compensation Committee. For our Named Executive Officers other than the Chairman, Chief Executive Officer and President, our the Chairman, Chief Executive Officer and President recommends salary increases, which are reviewed and approved by the Compensation Committee.

The base salary received by the Company’s Chairman, Chief Executive Officer and President in 2013 was governed by a Consulting Agreement between the Company and Goodrich Global Ltd. (“Goodrich”), a company owned and controlled by Mr. Haim Tsuff, the Company's Chairman, Chief Executive Officer and President.  On November 17, 2008, the Company and Goodrich entered into an Amended and Restated Agreement, as subsequently amended on November 24, 2008, and January 1, 2011 (the “Goodrich Agreement”).  The Goodrich Agreement replaced the consulting agreement entered into in May 1996 between the Company and Goodrich which terminated on May 31, 2008, pursuant to which the Company paid $240,000 per annum in installments of $20,000 per month.  Under the Goodrich Agreement, as of June 1, 2008, the Company pays Goodrich $360,000 per annum in installments of $30,000 per month in addition to reimbursing Goodrich for all reasonable expenses incurred in connection with services rendered to the Company.  The Company’s payment of $360,000 per year under the Goodrich Agreement is herein reflected as the salary of Haim Tsuff, the Company’s Chairman, Chief Executive Officer and President. The Goodrich Agreement had an initial term through May 31, 2011, and automatically extended by its terms for an additional three-year period.  The Goodrich Agreement contains certain customary confidentiality and non-compete provisions.  By Consulting Agreement dated effective June 1, 2014, the Company and Goodrich entered into an agreement which will pay to Goodrich $360,000 per annum in installments of $30,000 per month, in addition to reimbursing Goodrich for all reasonable business expenses, including automobile expenses, incurred by Mr. Tsuff in connection with services rendered on behalf of the Company, in exchange for management services performed by Mr. Tsuff as the Company’s Chairman, Chief Executive Officer and President.

Name	2013 Base Salary	2012 Base Salary
Haim Tsuff	$360,000	$360,000
Edy Francis	85,685	84,600
Zeev Koltovskoy	70,000	65,000
Anthony James (1)	140,000	--
Curt L. Warnock (2)	155,000	152,917

1. Mr. James joined the Company in May 2013. 2. Mr. Warnock resigned in June 2013.

Annual Cash Incentive Compensation.

In connection with its review of the performance of each of the Named Executive Officers, the Compensation Committee specifically considered each executive's leadership in the performance of his duties and within the Company as a whole.  While, no specific performance goals or metrics were set out for any Named Executive Officer with regard to annual cash incentive compensation, the Compensation Committee also considered the difficulty of each Named Executive Officer’s duties in light of the challenging and competitive nature the Company’s operations and the overall economy. The following is a discussion of the material factors the Compensation Committee considered in assessing each Named Executive Officer's contribution and achievement in the performance of his or her individual duties:

·
Haim Tsuff: In assessing Mr. Tsuff’s performance, the Compensation Committee, together with the Lead Independent Director, considered the leadership and strategic vision that he provides for the continued growth of the Company as Chief Executive Officer and President. As a result of his significant ownership position in the Company, Mr. Tsuff’s objectives are closely aligned with those of our stockholders.

·
Edy Francis: In assessing Mr. Francis’ performance, the Compensation Committee considered his role as Chief Financial Officer, including his management of financial restructuring and accounting management that impacted the Company's business.

·
Zeev Koltovskoy: In assessing Mr. Koltovskoy’ performance, the Compensation Committee considered his role as Chief Accounting Officer, including his familiarity with Sarbanes-Oxley compliance procedures and accounting management that impacted the Company's business.

·
Curt L. Warnock: In assessing Mr. Warnock’s performance, the Compensation Committee considered his role as in-house counsel, and his role in the Land and Human Resources functions, including his management of issues that impacted the Company’s business.

·
Anthony James:  In assessing Mr. James’s performance, the Compensation Committee considered his role as in-house counsel, and his role in Land and Human Resources, including his management of issues that impacted the Company’s business.

Compensation Policies

Adjustment or Recovery of Awards upon Restatement of Company Performance.  As noted above, the Company sets compensation on a discretionary basis, but is engaged in developing metrics for the use by the Compensation Committee in setting compensation for Named Executive Officers.  In anticipation of the Compensation Committee developing and implementing specific performance targets and/or metrics for Named Executive Officers, the Company has a formal policy requiring its Named Executive Officers to return cash and equity incentive awards if the relevant performance targets upon which the awards are based are ever restated or otherwise adjusted in a manner that would reduce the size of an award or payment. The Company also has a provision in the employment contracts with Named Executive Officers allowing the company to force the return of any cash and equity incentive awards if the relevant performance targets upon which the awards are based are ever restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Stock Ownership Guidelines. The Company has no stock ownership guidelines or requirements for its Named Executive Officers or for its Directors.

Director Compensation, page 10

6.           Please provide the information required by Item 402(k)(3) of Regulation S-K, including a description of any standard compensation arrangements for directors. Please refer to comment 28 in our letter dated December 23, 2008.

The Company acknowledges the Staff’s comment and confirms that it will include the narrative disclosure to the director compensation table required by Item 402(k)(3) of Regulation S-K into the Company’s Future Form 10-K and its Future Proxy Statement. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below.

Please see below the Company’s revised Director Compensation table:

Name (a)	Fees Earned or Paid in Cash (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Joseph From	$4,500	$-	$-	$-	$-	$-	$4,500
Max Pridgeon	16,500	-	-	-	-	-	16,500
Itai Ram	7,500	-	-	-	-	-	7,500
Asaf Yarkoni	18,500	-	-	-	-	-	18,500
Frans Sluiter	16,500	-	-	-	-	-	16,500

For 2013, non-employee director annual compensation remained at the levels established in previous years. Compensation for all non-employee directors consists of (i) $1500.00 per meeting attended by a non-employee director and (ii) $750.00 per special action taken by unanimous written consent by the Board or by a Committee on which the non-employee director is a member. Isramco does not pay its employee directors for Board service in addition to such employee’s regular compensation.

Hydraulic Fracturing, page 14

7.           We note your statement under your discussion of Environmental and Occupational Health and Safety Regulations at page 9 that you “have not heretofore engaged in extensive hydraulic fracturing or other well stimulation services on the wells for which we are the operator and when we do we engage third parties to conduct these operations on our behalf.” We contrast that with your statement here, that you “routinely apply hydraulic-fracturing techniques in many of our U.S. onshore oil and natural-gas drilling and completion programs.” Please explain this apparent discrepancy.

If material, please revise this referenced risk factor to address the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

The Company acknowledges the Staff’s comment and advises the Staff on a supplement basis that the Company is an owner of oil and gas properties operated by other third party operators. Such third party operators may or may not apply Hydraulic Fracturing techniques. The Company further advises the Staff that the Company does not have control over operations and techniques applied by such third party operators and that the risk for operation is assumed by such third party operators and they are required to have proper insurance coverage. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below.

 For non-operated properties, the operators may choose to apply hydraulic-fracturing techniques in many of our U.S. onshore oil and natural-gas drilling and completion programs.

Legal Proceedings, page 25

8.           Please provide all of the information required by Item 103 of Regulation S-K. We note, for example, that for the first two putative shareholder derivative petitions filed in the District Court of Harris County, Texas, you have not disclosed the date instituted or the relief sought. For the third lawsuit filed in the District Court of Harris County, Texas, you have not disclosed the relief sought.

The Company acknowledges the Staff’s comment and advises the Staff on a supplement basis that the two putative shareholder derivative petitions have been settled  and, therefore, the Company believes that the inclusion of the relief sought therein would likely lead to confusion. Moreover the Company disclosed the terms of the settlement for these cases and the approval of the settlement by the Harris County District Court by order dated December 12, 2011in the Company’s Prior Form 10-K. The disclosure pertaining to the aforementioned cases is included in the Legal Proceedings disclosure included in the Company’s Prior Form 10-K in order to provide the background and context for the appeal by one of the litigants, Mr. Yuval Lapiner, who has appealed the settlement agreement and is seeking a new trial.

The Company has included proposed revised disclosure reflecting the Staff’s comments below.

We disclosed information in our Quarterly Report on Form 10-Q for the three months ended September 30, 2009, filed on November 12, 2009, relating to two putative shareholder derivative actions that were filed by individual shareholders on June 1, 2009 and June 12, 2009, respectively, in the District Court of Harris County, Texas, naming certain of our officers and directors as defendants.  Each of these suits claims that the shareholders were damaged as a result of various breaches of fiduciary duty, self-dealing, and other wrongdoing in connection with the Restated Agreement between the Company and Goodrich Global, Ltd. (“Goodrich”) and other matters, primarily on the part of the Company’s Chairman and Chief Executive Officer, Haim Tsuff, and Jackob Maimon. Mr. Maimon is a former President and a director who resigned from all positions held with the Company on June 29, 2011. The complaints sought unspecified money damages, disgorgement of any proceeds from the restated agreement, voiding of the agreement, other equitable relief, and costs and disbursements, including attorneys’ fees.

On or about April 6, 2011, a third complaint was filed in the 295th District Court of Harris County, Texas by Yuval Ran, who claimed to be a shareholder, against certain of our officers and directors and several corporate parties controlled by Haim Tsuff, seeking damages similar to aforementioned derivative cases. As with the prior suits, this complaint alleged various breaches of duty, self-dealing and other wrongdoing in connection with the Restated Agreement between the Company and Goodrich, primarily on the part of the Company’s Chairman and Chief Executive Officer, Haim Tsuff, and Jackob Maimon. In addition, this suit alleged claims relating to other transactions between the Company and entities controlled by Haim Tsuff, including but not limited to the loan transactions between the Company and related parties, the lease and sale of a cruise ship, and the closure of the Company’s Israel branch office. Prior to service on the Defendants, the third complaint was transferred to the 55th Judicial District Court of Harris County, Texas by order signed April 20, 2011, and consolidated with the above-referenced first and second original shareholder suits by order signed May 21, 2011, into a single case, called “Lead Cause No. 2010-34535; In Re: Isramco, Inc. Shareholder Derivative Litigation; In the 55th Judicial District Court of Harris County, Texas (the “Derivative Litigation”). The complaint sought unspecified money damages, disgorgement of any proceeds from the restated agreement, voiding of the agreement, other equitable relief, and costs and disbursements, including attorneys’ fees.

The Company further advises the Staff on a supplemental basis that the Company disclosed information in the Company’s Quarterly Report on Form 10-Q (File No. 0-12500) for the three months ended September 30, 2011 filed by with the Commission on November 9, 2011, relating to an additional putative shareholder derivative complaint that was filed by an individual shareholder, Yuval Lapiner, on July 7, 2011, in the Delaware Chancery Court in Wilmington, Delaware, naming certain of our officers and directors as defendants. The claims asserted in this case are essentially the same damage claims as asserted in the lawsuit filed in April 2011 by Yuval Ran and described above. The Company filed motions in the Chancery Court to dismiss or stay the lawsuit and, by order dated October 20, 2011, the case was dismissed. The plaintiff did not appeal. Yuval Lapiner then filed a motion to intervene in the Derivative Litigation and that motion was denied. Mr. Lapiner then filed a motion for attorney’s fees that was also denied. On December 12, 2011, the court approved the terms of the mediated settlement and entered final order and judgment in the case. The Company paid plaintiff attorney’s fees of $1,000,000, replaced its bylaws, amended various committee charters, and adopted other corporate governance changes as set out in the stipulation of settlement.

With respect to the complaint filed against Mr. Dennis Holifield, the Company has included proposed revised disclosure reflecting the Staff’s comments below.

On September 10, 2013, the Company filed suit against Mr. Holifield in Cause No. 201352927 of the 270th Judicial District Court of Harris County, Texas, to collect damages estimated in the amount of $1,000,000.00 owing to the Company by virtue of Mr. Holifield’s actions, which are alleged in the suit to include, but are not limited to, negligence, negligence per se, gross negligence, and breach of fiduciary duty owed to the Company. In response, in December 2013, Mr. Holifield filed a pro se answer which included counterclaims and a summary judgment motion. In his counterclaims. Mr. Holifield seeks to recover from the Company the following damages, inter alia: (i) over $2,000,000 for loss of income and failure to secure gainful employment arising from his constructive discharge or termination by the Company; (ii) over $2,000,000 for loss of earnings due to his alleged inability to obtain gainful employment by virtue of the damage caused to his professional reputation by alleged willful and deliberate acts of Haim Tsuff, Edy Francis, and Amir Sanker, (iii) over $2,000,000 due to the intentional infliction of emotional distress to Mr. Holifield; (iv) an amount estimated at $5,000,000 arising from Mr. Holifield’s claim that the Company violated the Racketeer Influenced Corrupt Organizations Act, by engaging in racketeering and conspiracy; (v) over $5,000,000 arising from the Company’s alleged fraudulent misrepresentation regarding Isramco’s purpose in hiring Mr. Holifield and (vi) other relief. The Company believes Mr. Holifield’s counter claims have no merit. The Company intends to vigorously (i) pursue its case against Mr. Holifield and  (ii) defend against Mr. Holifield’s counterclaims.

Selected Financial Data, page 27

9.           Please tell us why you believe this section to be “not applicable.” Refer to Item 301 of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will include the selected financial data required by Item 301 of Regulation S-K into the Company’s Future Form 10-K. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below.

	Year Ended December 31,
(thousands, except as noted)	2013	2012	2011	2010	2009
Revenues and Income (Loss)
Total Revenues	68,692	50,430	45,648	42,200	31,724
Income (Loss) from Continuing Operations	(3,329)	5,997	4,370	1,141	(10,300)
Net Income (Loss)	(6,710)	2,221	7,381	(2,787)	(13,579)
Per Share Data
Earnings (Loss) Per Share - Basic	(2.47)	0.82	2.72	(1.03)	(5.00)
Income (Loss) from Continuing Operations	(1.22)	2.21	1.61	0.42	(3.79)
Earnings Per Share - Diluted	(2.47)	0.82	2.72	(1.03)	(5.00)
Cash Dividends Per Share	-	-	-	-	-
Year-End Stock Price Per Share
Weighted Average Shares Outstanding	2,717,691	2,717,691	2,717,691	2,717,691	2,717,691
Basic	2,717,691	2,717,691	2,717,691	2,717,691	2,717,691
Diluted	2,717,691	2,717,691	2,717,691	2,717,691	2,717,691
Total Assets	157,913	153,958	151,907	171,878	176,318
Long-term Obligations	114,849	99,413	77,658	96,111	135,081
Long-Term Debt & Long-Term Accrued Interest	96,035	81,505	60,408	99,857	117,136

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

10.           Please expand your disclosure to include a tabular disclosure of your contractual obligations. Refer to Item 303(A)(5) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will include the selected financial data required by Item 301 of Regulation S-K into the Company’s Future Form 10-K and Future Form 10-Q.  The Company advises the Staff on a supplemental basis that it has no relevant contractual obligations besides loans from affiliates which are broadly described in the Company’s Management Discussion and Analysis disclosure and the Company’s financial statements.

Results of Continuing Operations, page 35

11.           It does not appear that your analysis of operating results addresses changes in revenues from your production service segment. Please revise. Refer to Item 303(A)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that it will include the selected financial data required by Item 301 of Regulation S-K into the Company’s Future Form 10-K and Future Form 10-Q.  The change in revenue stems from investment in equipment and growth associated therewith.

Financial Statements, page F-3

Notes to Consolidated Financial Statements

Income Taxes, page F-18

12.           Citing the applicable accounting literature, please tell us how you determined that foreign taxes withheld should be recorded as a deferred tax asset. Additionally, please revise your filing to fix the footnote at the bottom of page F-19, which appears to have printed improperly.

13.           Please revise to disclose the components of income before income tax expense as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.

The Company acknowledges the Staff’s comment and confirms that it will include the income tax disclosure required by Rule 4-08(h) into the Company’s Future Form 10-K. The Company advises the Staff on a supplementary basis that the Company used the term “Foreign Tax credit” in the table on page F-19 and not “Foreign tax withheld” though the Company believes that these terms in this particular case are substantially similar. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below. The Company advises the Staff on a supplementary basis that the below revised disclosure does not include any change in the results or the balance of the Company’s provision for income tax.

7.  Income Taxes

The Company operates through its various subsidiaries in the United States (“U.S.”); accordingly, income taxes have been provided based upon the tax laws and federal and state income tax rates in the U.S. as they apply to the Company’s current ownership structure.

The Company accounts for income taxes pursuant to Accounting Standards Codification (ASC) 740, Accounting for Income Taxes, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in Isramco’s financial statements or tax returns. The Company provides for deferred taxes on temporary differences between the financial statements and tax bases of its assets using the enacted tax rates that are expected to apply to taxable income when the temporary differences are expected to reverse.

The Company adopted Accounting Standards Codification (ASC) 740-10, effective January 1, 2007.  The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations. There were no unrecognized tax benefits that if recognized would affect the tax rate. There were no interest or penalties recognized as of the date of adoption or for the twelve months ended December 31, 2013.  The Company's tax years subsequent to 2007 are currently  remain open and subject to examination by federal tax authorities and the tax authorities in Louisiana, New Mexico, Oklahoma and Texas, which are the jurisdictions in which the Company has had its principal operations. In certain of these jurisdictions, the Company operates through more than one legal entity, each of which may have different open years subject to examination. It is important to note that years are technically open for examination until the statute of limitations in each respective jurisdiction expires.

The income tax provision differs from the amount of income tax determined by applying the Federal Income Tax Rate to pre-tax income from continuing operations due to the following items:

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
Expected tax (benefit) expense	$(3,479)	$1,161	$3,975
Other	(137)	(66)	-
Total tax expense (benefit)	$(3,616)	$1,095	$3,975

Deferred tax assets at December 31, 2013 and 2012 are comprised primarily of net operating loss carry forwards and book impairment from write downs of assets. Deferred tax liabilities consist primarily of the difference between book and tax basis depreciation, depletion and amortization and impairment. Book basis in excess of tax basis for oil and gas properties and equipment primarily results from differing methodologies for recording property costs and depreciation, depletion and amortization under accounting principles generally accepted in the United States and the applicable income tax statutes and regulations in the jurisdictions in which the Company operates. There is a net deferred tax asset and it is management’s opinion that a valuation allowance is not needed, as it is more likely than not based on objective evidence that realization of the deferred tax assets is reasonably assured.

The principal components of the Company’s deferred tax assets and liabilities as of December 31 were as follows (in thousands):

	2013	2012
Deferred current tax assets:
Accrued interest	$6,336	$-
Allowance for doubtful accounts	203	4,160
Deferred current tax assets	$6,539	$4,160

Net current deferred tax assets	$6,539	$4,160

Deferred noncurrent tax assets:
Foreign tax credit (1)	3,956	-
Net operating loss carry-forwards	10,672	13,364
Deferred noncurrent tax assets	$14,628	$13,364

Deferred noncurrent tax liabilities:
Book-tax differences in property basis	(5,476)	(9,405)
Deferred noncurrent tax liabilities	$(5,476)	$(9,405)

Net noncurrent deferred tax assets	$9,152	$3,959

(1)  Total revenues net of marketing and transportation expenses from Tamar Field were $15,824,000. The Company paid $3,956,000 in foreign income taxes and as a result has created a foreign tax credit in the US to be used against future US income tax. The credit will expire in 2023.

The principal components of the Company's Income Tax Provision for the years indicated below were as follows (in thousands):

	2013	2012	2011
Current income tax:
Federal	$-	$-	$-
Foreign	3,956	-	-
State	-	-	-
Total current income tax	$3,956	$-	$-

Deferred income tax
Federal	$(7,572)	$1,095	$3,975
Foreign	-	-	-
State	-	-	-
Total deferred income tax	$(7,572)	$1,095	$3,975
Provision for income tax	$(3,616)	$1,095	$3,975

At December 31, 2013 the Company has U.S. tax loss carry forwards of approximately $30,490,000 which will expire in various amounts beginning in 2023 and ending in 2032.  Utilization of such loss carry forwards could be limited to the extent Isramco has an ownership change that triggers the limitation under Section 382 of Internal Revenue Code of 1986, as amended.

Note 12 – Segment Information, page F-21

14.           Please explain to us why you have not included the following disclosure in your segment footnote, or revise your filing as necessary:

·	Income statement information for 2011. Refer to FASB ASC 280-10-50-20.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that, in fiscal year 2011, the production services segment was not material according to materiality tests in FASB ASC 280-10-50-20.

·	Expenditures for additions to long-lived assets. Refer to FASB ASC 280-10-50-25(b) and 26.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that, the Company will add amounts for expenditures for long-lived assets in our future filings beginning with its Future Form 10-Q.

·	Material revenues for any individual country. In this regard, it is unclear whether your “non-U.S.” revenues reflect sales to customers in Israel only. Refer to FASB ASC 280-10-50-41(a).

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the Company disclosed the nature of the oil and gas non-US segment in note 12 to the financial statements included in the Company’s Prior Form 10-K. The Company will rename the “non-U.S. revenues” to “revenues in Israel” beginning with the Company’s Future Form 10-Q.

·	Long-lived assets located in the U.S. and in foreign countries. Refer to FASB ASC 280-10-50-41(b).

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the Company does not have any Long-Lived Assets outside of the U.S., as the Company disclosed in note12 to the financial statements included in the Company’s Prior Form 10-K.

In addition, it appears that you interchangeably use the terms “production services” and “well service” to refer to one of your segments. Please revise to use a single term to identify this segment throughout your Exchange Act reports.

The Company acknowledges the Staff’s comment and confirms that it will use term “production services” beginning with the Company’s Future Form 10-Q.

Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-24

15.           Please revise your disclosure of results of operations for oil- and gas-producing activities on page F-27 to only present categories consistent with those indicated per FASB ASC 932-235-50-23.

The Company acknowledges the Staff’s comment and confirms that it will adjust the table and display income tax for United States Region and Revenues and Income Tax for Israel, such that the Company’s disclosure will only present categories consistent with those indicated per FASB ASC 932-235-50-23. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comment below.

Please see the revised table below.

thousands	United States	Israel	Total
December 31, 2013
Production revenues	$35,464	$15,824	$51,288
Production costs	19,974	-	19,974
Depreciation, depletion, amortization and accretion	11,568	-	11,568
Impairment of oil and natural gas properties	23,161	-	23,161
Loss from plug and abandonment	226	-	226
Income tax expense (benefit)	(6,813)	5,538	(1,275)
Results of operations from producing activities	(12,652)	10,286	(2,366)

December 31, 2012
Production revenues	40,402	-	40,402
Production costs	19,737	-	19,737
Depreciation, depletion, amortization and accretion	11,513	-	11,513
Impairment of oil and natural gas properties	1,225	-	1,225
Loss from plug and abandonment	314	-	314
Income tax expense	2,665	-	2,665
Results of operations from producing activities	4,948	-	4,948

December 31, 2011
Production revenues	44,228	-	44,228
Production costs	20,981	-	20,981
Depreciation, depletion, amortization and accretion	10,747	-	10,747
Impairment of oil and natural gas properties	4,034	-	4,034
Loss from plug and abandonment	315	-	315
Income tax expense	2,853	-	2,853
Results of operations from producing activities	5,298	-	5,298

Capitalized Cost of Oil and Gas Producing Activities, page F-24

16.           Your chart at the top of page F-24 indicates that all sums capitalized for oil and gas properties in 2012 were “proved property being amortized.” Elsewhere you state that the offshore Israel properties were classified as “proved undeveloped” at December 31, 2012, and that production did not commence until March 2013. Please revise your disclosure or explain this apparent inconsistency.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that Isramco owns an overriding royalty interest in Tamar Field as disclosed in the Company’s Prior Form 10-K. There were no amounts capitalized with respect to Tamar Field to “proved property being amortized” in 2012 or in 2013. There is no asset on our balance sheet that is associated with Tamar Field. In 2012, Tamar Field was classified as “proved undeveloped”. The Company confirms that it will revise the Company’s disclosure in response to the Staff’s comments beginning with the Company’s Future Form 10-Q to reflect that all sums capitalized relate to U.S. assets.

Oil and Gas Reserves, page F-26

17.           FASB ASC 932-235-50-5 requires an "appropriate explanation of significant changes" in proved reserves. Please revise to provide disclosure addressing all significant changes in your proved reserves. For example, we note the 22% positive revision during the fiscal year ended December 31, 2013 in your Tamar proved reserves.

 The Company acknowledges the Staff’s comment and confirms that it will include this disclosure in the Company’s Future Form 10-K in response to the Staff’s comment.

Standardized Measure of Discounted Future Net Cash Flow, page F-27

18.           Your charts on pages F-28 and F-29 indicate that the dollars are in millions, but this does not appear to be the case. Please revise accordingly.

The Company acknowledges the Staff’s comment and confirms that it will include this disclosure in the Company’s Future Form 10-K in response to the Staff’s comment.

19.           Please explain why the calculation of the standardized measure of discounted future net cash flows on page F-28 reflects that at December 31, 2013, 2012 and 2011 you estimated future development costs to be $875,854, but disclosure on page F-24 indicates that you spent $5.0 million, $5.4 million and $2.4 million, respectively for development costs in these fiscal years.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that a major part of the Company’s development costs relate to properties operated by third party operators. Therefore, the Company does not have, nor is it entitled to, information pertaining their plans to invest resources in future development. We are notified when a partner a partner decides to engage in a plan of development and, under the terms of the operating agreement, we typically have an election as to whether we want to participate in such plans.  The time frame to decide whether we want to participate in such operations is usually thirty (30) days.  We cannot anticipate third party operators’ development plans, which presumably depend on a variety of factors (e.g. budgets, commodity prices, oil and gas lease provisions, etc.).  Therefore, any figure provided for future development costs covering our non-operated properties would likely be based on conjecture rather than knowledge. With regard to the Company’s self-operated properties, we do not currently have a long-term development plan in place for all of our assets and, therefore, most major expenditures are made on a case-by-case basis.  By rule, reserves cannot be classified as proved undeveloped reserves (“PUD”) in the reserve report if a development plan has not been adopted.  The Company has disclosed in the notes to its financial statements the definition of PUD, but since the Company has not adopted a development plan, the Company cannot add PUDs to the reserve report covering our U.S. based assets.   Nevertheless, the Company was able to add some proved, developed non-producing properties to our reserve report, together with the associated $875,000 amount required to develop them.  With regard to these properties, the Company did have knowledge of the costs and adopted a development plan.

The Company further advises the Staff on a supplemental basis that the Company’s U.S. assets are legacy assets and, accordingly, are over twenty (20) years old. Therefore, the Company’s believes that the major expenses affecting these wells are almost always in response to unforeseen problems that necessitate major expenditures to recomplete wells to different geologic formations.  Due to constraints imposed by the underlying oil and gas leases, this work must be performed within a certain time period or otherwise jeopardize the Company’s ownership of the lease.  As a result, most of these expenses are incurred quickly and without much predictability and are not planned but rather incurred in response to unpredicted and/or unforeseen interruptions in oil and/or gas production.  Accordingly, the expenses are difficult to accurately predict, and the Company may incur significantly higher development expenses than estimated.

Form 10-Q for quarter ended March 31, 2014

Notes to Condensed Consolidated Financial Statements

Note 2 – Supplemental Cash Flow Information, page 9

20. Please tell us about the “short swing profits” of $585,000 that you disclose on page 9 of your Form 10-Q.

The Company advises the Staff on a supplemental basis that $585,000 disclosed in the Prior Form 10-Q was recovered by the Company through the voluntary surrender of short swing profits arising by virtue of transactions in the Company’s common stock from April 16, 1999 through April 12, 2013, by: (i) Naphtha Holding Ltd., a private Israeli company, (ii) Naphtha Israel Petroleum Corporation Ltd., a public Israeli company listed on the Tel-Aviv Stock Exchange, (iii)  Israel Oil Company, Ltd., a private Israeli company, (iv) Isramco Oil and Gas Ltd., a private Israeli company, (v) Isramco Negev 2 LP, a public Israeli limited partnership listed on the Tel-Aviv Stock Exchange, (vi) Jerusalem Oil Exploration Ltd., a public Israeli company listed on the Tel-Aviv Stock Exchange, (vii) Equital Ltd., a public Israeli company listed on the Tel-Aviv Stock Exchange, (viii) YHK Investment LP, a private Israeli limited partnership, (ix) YHK General Manager Ltd., a private Israeli company, (x) United Kingsway Ltd., a private company formed under the laws of the Commonwealth of the Bahamas and (xi) and Haim Tsuff, the Company’s Chairman, Chief Executive Officer and President (collectively, the “Reporting Persons”).

The aforementioned Reporting Persons jointly filed a Schedule 13D dated April 3, 2014 (the “Schedule 13D”), whereby transactions by each Reporting Person in the Company’s common stock from April 16, 1999, through April 12, 2013, were identified, and such identification included the date of the transaction, the identity of the Reporting Person, the number of shares acquired or disposed, the price per share, the total shares beneficially owned by all Reporting Persons after the transaction, and how each transaction was effected.  The Company believes that many, but not all, of the transactions reflected in the above described Schedule 13D were previously disclosed by the Reporting Persons through the timely filing of a Form 4.

On the basis of the Schedule 13D filing, the Reporting Persons determined that profits from certain transactions identified in the Schedule 13D were subject to disgorgement under Section 16(b) of the Exchange Act of 1934, as amended.  The Reporting Persons calculated that $585,000 qualified as short swing profits during the almost fifteen (15) years covered by the Schedule 13D.  Accordingly, the Reporting Persons surrendered $585,000 to Isramco.  In its review of the Schedule 13D, the Company did not find any error in the Reporting Persons’ calculation of the $585,000 disgorgement of short swing profits.

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (713) 621-3882, extension 309.

Sincerely,

/s/ Anthony James

Anthony James